Exhibit 3.1

SECOND AMENDMENT
TO THE
SECOND AMENDED AND RESTATED BYLAWS
OF FORESTAR GROUP INC.
This Second Amendment (this “Amendment”) to the Second Amended and Restated Bylaws (the “Bylaws”) of Forestar Group Inc., a Delaware corporation (the “Company”), was adopted by the Board of Directors of the Company effective as of August 7, 2018.
Pursuant to Article XI of the Bylaws, the Bylaws are hereby amended as follows:
1.Amendment to Article XI. Article XI of the Bylaws is hereby deleted in its entirety and replaced with the following:
“ARTICLE XI
AMENDMENTS
Except as otherwise provided in the Certificate of Incorporation of the Company, any Bylaw (other than this Bylaw) may be adopted, repealed, altered, amended or restated by a majority of the entire Board of Directors at any meeting thereof or by the stockholders, provided that, such proposed action by the Board of Directors in respect thereof shall be stated in the notice of such meeting and any such action by the Board of Directors shall be effective without the necessity for any approval or ratification by the stockholders of the Company, and provided further, that, such proposed action by the stockholders shall be approved by the affirmative vote of holders of not less than a majority of the voting power of all outstanding shares of voting stock of the Company entitled to vote at any duly constituted meeting of the stockholders.”
2.No Other Modifications. Except as modified hereby, the Bylaws shall remain in full force and effect and unmodified.

[Remainder of page intentionally left blank.]

ATTEST:
This Second Amendment to the Second Amended and Restated Bylaws of the Company was adopted on August 7, 2018.

/s/ THOMAS B. MONTANO
Thomas B. Montano, Secretary